Filed Pursuant to Rule 433
Registration No. 333-158385
June 2, 2010
FREE WRITING PROSPECTUS
 (To Prospectus dated April 2, 2009 and
Prospectus Supplement dated April 9, 2009)

HSBC USA Inc.

Emerging Currency Basket
Performance Notes

} Linked to a basket of:
–  Brazilian Real, Russian Ruble, Indian Rupee, Indonesian Rupiah, and Chinese Renminbi
} 2-year maturity
} 95% principal protection at maturity
} If Basket Return is positive, minimum return at maturity of between 7.00% and 10.00% (to be determined on the Pricing Date)
} Potential upside at maturity: 100% participation in the Basket Return

The Emerging Currency Basket Performance Notes (each a “Note” and collectively the “Notes") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.  We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes.  HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors.  We may use this free writing prospectus in the initial sale of Notes.  In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-15 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to “Selected Risk Considerations” beginning on page FWP-7 of this free writing prospectus and page S-3 of the accompanying prospectus supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note / total	$1,000
1HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of between 2.00% and 3.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes, which may consist of a combination of selling concessions of up to 2.00% and referral fees of up to 1.00%.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-15 of this free writing prospectus.

HSBC USA Inc.

Emerging Currency Basket Performance Notes

This FWP relates to an offering of Notes by HSBC USA Inc. linked to the performance of a basket of five currencies as indicated below.

Indicative Terms*

Principal Amount	$1,000 per Note
Term	2 years
Basket Currencies	Brazilian Real (“BRL”), Russian Ruble (“RUB”), Indian Rupee (“INR”), Indonesian Rupiah (“IDR”) and Chinese Renminbi (Yuan) (“CNY”) (each, a “Basket Currency”)
Payment at Maturity per Note
If the Basket Return is positive, you will receive a cash payment per $1,000 Principal Amount of Notes, equal to the greater of:
$1,000 + ($1,000 × Digital Coupon Rate); or $1,000 + ($1,000 × Basket Return).
If the Basket Return is positive, you will receive at least $1,070 per $1,000 Principal Amount of Notes (depending on the actual Digital Coupon Rate, which will be between 7.00% and 10.00% and will be determined on the Pricing Date).
If the Basket Return is zero or negative, you will receive a cash payment per $1,000 Principal Amount of Notes, equal to the greater of:
$950; or
$1,000 + (1,000 × Basket Return).

Basket Return	Final Basket Value – Initial Basket Value Initial Basket Value
Initial Basket Level	Set equal to 100 on the Pricing Date.
Final Basket Level	See page FWP-4
Digital Coupon Rate	Between 7.00% and 10.00%, which will be determined on the Pricing Date.
Trade Date	June 24, 2010
Pricing Date	June 24, 2010
Settlement Date	June 29, 2010
Final Valuation Date	June 25, 2012†
Maturity Date	June 29, 2012†

* As more fully described beginning on page FWP-4.
†Subject to postponement as described in “Market Disruption Events.”

The Notes

The Notes are designed for investors who seek exposure to the potential appreciation of an equally weighted basket of emerging market currencies (the “Basket”) consisting of the Brazilian Real, the Russian Ruble, the Indian Rupee, the Indonesian Rupiah and the Chinese Renminbi (Yuan) relative to the U.S. Dollar.

At maturity, if the Basket has appreciated, you will receive your Principal Amount plus a return equal to the greater of the Digital Coupon Rate of between 7.00% and 10.00% (which will be determined on the Pricing Date) or the Basket Return.  However, if the Basket has declined, you may lose up to 5% of your Principal Amount at maturity.

The offering period for the Notes is through June 24, 2010

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Payoff Example
The table to the right shows the hypothetical payout profile of an investment in the Notes assuming a 7.00% Digital Coupon Rate (the actual Digital Coupon Rate will be between 7.00% and 10.00% and will be determined on the Pricing Date).

Historical Percentage Movement of Each Basket Currency and the Basket

The first five graphs above reflect the weekly percentage movement of each Basket Currency relative to the value of the U.S. Dollar on May 6, 2005 over the past five years.  The last graph above shows the hypothetical weekly performance of the Basket from May 6, 2005 through May 21, 2010, assuming that the Basket Closing Level on May 6, 2005 was 100, that each Basket Currency had a 1/5 weight in the Basket on that date and that the historical exchange rates of each Basket Currency on the relevant dates were the Spot Rates on such dates.  The foregoing graphs and their corresponding data are resented for illustrative purposes only.  The information in the graphs above was obtained from Bloomberg Financial Markets, which may be different than the information provided on the relevant Reuters pages.  Past performance is not indicative of future performance.  See “Historical Information” beginning on FWP-14 for the actual historical weekly exchange rates, as shown on Bloomberg Financial Markets, of each Basket Currency from May 6, 2005 to May 21, 2010.

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HSBC USA Inc. Emerging Currency Basket Performance Notes due June 29, 2012

The offering of Emerging Currency Basket Performance Notes due June 29, 2012 (the “Notes”) will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.  In reviewing the accompanying prospectus supplement, all references to “Reference Asset” therein shall refer to the Basket (as defined below).

This free writing prospectus relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with a single coupon payment at maturity equal to the greater of the Digital Coupon Rate and the Basket Return.  The following key terms relate to the offering of these Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody’s), AA (Fitch)†
Principal Amount:	$1,000 per Note
Basket:	The Notes are linked to an equally weighted basket consisting of five currencies that measures the performance of such currencies relative to the U.S. Dollar.
Basket Currency	Fixing Source	Initial Spot Rate	Basket Currency Performance Weighting
Brazilian Real	BRL PTAX at Reuters Page BRFR		1/5
Russian Ruble	RUB CME-EMTA at Reuters Page EMTA		1/5
Indian Rupee	INR RBIB at Reuters Page RBIB		1/5
Indonesian Rupiah	IDR at Reuters Page ABSIRFIX01		1/5
Chinese Renminbi (Yuan)	CNY SAEC at Reuters Page SAEC		1/5

Reference Currency:	U.S. Dollar (“USD”)
Payment at Maturity:
If the Basket Return is positive, you will receive a cash payment per $1,000 Principal Amount of Notes, equal to the greater of:
$1,000 + ($1,000 × Digital Coupon Rate); or $1,000 + ($1,000 × Basket Return).
If the Basket Return is positive, you will receive at least $1,070 per $1,000 Principal Amount of Notes (depending on the actual Digital Coupon Rate, which will be between 7.00% and 10.00% and will be determined on the Pricing Date).
If the Basket Return is zero or negative, you will receive a cash payment per $1,000 Principal Amount of Notes, equal to the greater of:
$950; or $1,000 + (1,000 × Basket Return).

Digital Coupon Rate:	Between 7.00% and 10.00%, which will be determined on the Pricing Date.
Basket Return:	The quotient, expressed as a percentage, calculated as follows: Final Basket Level – Initial Basket Level Initial Basket Level
Initial Basket Level:	Set equal to 100 on the Pricing Date.
Final Basket Level:
The Final Basket Level will be calculated as follows:
100 × [1 + (BRL Return × 1/5) + (RUB Return × 1/5) + (INR Return × 1/5) +(IDR Return × 1/5) + (CNY Return × 1/5)]
The BRL Return, RUB Return, INR Return, IDR Return and CNY Return refer to the Currency Performance for the Brazilian Real, Russian Ruble, Indian Rupee, Indonesian Rupiah and Chinese Renminbi (Yuan), respectively, relative to the USD over the term of the Notes.

Currency Performance:
With respect to each Basket Currency, the performance of the respective Basket Currency from the Initial Spot Rate to the Final Spot Rate, relative to the Initial Spot Rate, calculated as follows:
Initial Spot Rate – Final Spot Rate
              Initial Spot Rate

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Spot Rate:
The Spot Rate, as determined by the Calculation Agent by reference to the Spot Rate definitions set forth in this free writing prospectus under “Spot Rates,” will be the U.S. Dollar/Basket Currency spot rate (representing the applicable Basket Currency that can be exchanged for one U.S. Dollar) at 6:00 p.m. Sao Paulo time for the BRL, at 1:30 p.m. Moscow time for the RUB, at 12:30 p.m. Mumbai time for the INR, at 11:00 a.m. Singapore time for the IDR and at 9:15 a.m. Beijing time for the CNY, expressed as the amount of foreign currency per one U.S. Dollar, which appears on the relevant Reuters page or any successor page.  The Spot Rates are subject to the provisions set forth under “Market Disruption Events” in this free writing prospectus.

Initial Spot Rate:	For each Basket Currency, the Spot Rate on the Pricing Date.
Final Spot Rate:	For each Basket Currency, the Spot Rate on the Final Valuation Date.
Trade Date:	June 24, 2010
Pricing Date:	June 24, 2010
Settlement Date:	June 29, 2010
Final Valuation Date:	June 25, 2012. The Final Valuation Date is subject to postponement in the event of a market disruption event as described in “Market Disruption Events.”
Maturity Date:
4 business days after the Final Valuation Date, which is expected to be June 29, 2012.  The Maturity Date is subject to  postponement in the event of a market disruption event as described in “Market Disruption Events.”

Calculation Agent:	HSBC USA Inc.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	4042K02W4 /
Form of Notes:	Book-Entry

† A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

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GENERAL

This free writing prospectus relates to a single Note offering linked to the Basket identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Basket.  We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the Note offering relates only to the Basket identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket or any Basket Currency or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.  You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” beginning on page FWP-7 of this free writing prospectus and “Risk Factors” on page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.  As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes.  You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance.  In the event of any material changes to the terms of the Notes, we will notify you.

TRUSTEE

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.  Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

SELECTED PURCHASE CONSIDERATIONS

Partial preservation of capital at maturity.

You will receive at least 95% of the Principal Amount of your Notes if you hold the Notes to maturity, regardless of the performance of the Basket. You should be willing to lose up to 5% of your initial investment. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

Diversification among the Basket Currencies.

The return on the Notes is linked to the performance of a basket of five currencies, which we refer to as the Basket Currencies, relative to the U.S. Dollar, and will enable you to participate in any appreciation of the Basket Currencies relative to the U.S. Dollar, during the term of the Notes. Accordingly, the value of the Basket increases if the Basket Currencies appreciate in value relative the U.S. Dollar. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian Real, the Russian Ruble, the Indian Rupee, the Indonesian Rupiah and the Chinese Renminbi (Yuan).

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You will receive the better of the Digital Coupon Rate or the Basket Return if the Basket Return is positive at maturity.

At maturity, if the Basket Return is positive, you will receive a cash payment per $1,000 Principal Amount of Notes, equal to the greater of (i) $1,000 + ($1,000 × Digital Coupon Rate) or (ii) $1,000 + ($1,000 × Basket Return).  If the Basket Return is positive, you will receive at least $1,070 per $1,000 Principal Amount of Notes (depending on the actual Digital Coupon Rate, which will be between 7.00% and 10.00% and will be determined on the Pricing Date).

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket or any Basket Currency. These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement.  You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus and prospectus supplement.

The Notes do not pay interest.

You will not receive periodic or other interest payments on the Notes during the term of the Notes.

Your investment in the Notes may result in a loss.

The Notes do not guarantee the full return of your investment. The return on the Notes at maturity is linked to the performance of the Basket Currencies relative to the U.S. Dollar and will depend on whether, and the extent to which, the Basket Return is positive or negative. Because the Notes are only 95% principal protected, you will receive less than your initial investment at maturity if the Basket Return is negative.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

Investing in the Notes is not equivalent to investing directly in the Basket Currencies.

You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Return is based on the Currency Performances for each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.  As such, the Currency Performance of each Basket Currency may be materially different from the return on a direct investment in the respective Basket Currency.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent’s commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the maturity date could result in a substantial loss to you.

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The Notes are not designed to be short-term trading instruments.

The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

Gains in the Currency Performance of one or more Basket Currencies may be offset by losses in the Currency Performance of other Basket Currencies.

The Notes are linked to the performance of the Basket, which is composed of the five Basket Currencies with equal weightings. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Return equal to or less than zero. The performance of the Basket is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formula set forth above.

Currency markets may be volatile.

Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your Notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

Small differences in the Basket Return may cause large differences in your Payment at Maturity.

Small differences in the Basket Return on the Final Valuation Date may cause large differences in your Payment at Maturity, particularly when the Basket Return is at or near zero.  For example, a Basket Return of -0.1% would result in a Payment at Maturity of $999 per $1,000 Principal Amount of Notes, while a Basket Return of 0.01% would result in a Payment at Maturity of at least $1,070 per $1,000 Principal Amount of Notes (depending on the actual Digital Coupon Rate, which will be between 7.00% and 10.00% and will be determined on the Pricing Date).  This discontinuity in the Payment at Maturity compared to the Basket Return is shown in the graph on page FWP-11 in this free writing prospectus.

Legal and regulatory risks.

Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the Notes.

The Notes are subject to emerging markets’ political and economic risks.

All of the Basket Currencies are the currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Basket Currencies, and, consequently, the return on the Notes.

The exchange rate of the Chinese Renminbi (Yuan) is currently managed by the Chinese government.

On July 21, 2005, the People’s Bank of China (the “People’s Bank”), with the authorization of the State Council of the People’s Republic of China, announced that the Chinese Renminbi (Yuan) exchange rate would no longer be pegged to the U.S. Dollar and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People’s Bank has stated that the basket is composed mainly of the U.S. Dollar, the European Union Euro, the Japanese Yen and the South Korean Won. Also considered, but playing smaller roles, are the currencies of Singapore, the

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United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.

The initial adjustment of the Chinese Renminbi (Yuan) exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 Chinese Renminbi (Yuan) per U.S. Dollar to 8.11 Chinese Renminbi (Yuan) per U.S. Dollar. The People’s Bank also announced that the daily trading price of the U.S. Dollar against the Chinese Renminbi (Yuan) in the inter-bank foreign exchange market would be allowed to float within a band of 0.3% around the central parity published by the People’s Bank, while the trading prices of the non-U.S. Dollar currencies against the Chinese Renminbi (Yuan) would be allowed to move within a certain band announced by the People’s Bank. The People’s Bank has stated that it will make adjustments of the Chinese Renminbi (Yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation. In a later announcement published on May 18, 2007, the band was extended to 0.5%. Since July 2008, the Chinese Renminbi (Yuan) has traded at approximately 6.83 Chinese Renminbi (Yuan) per U.S. Dollar. Recent reports indicate an upward revaluation in the value of the Chinese Renminbi (Yuan) against the U.S. Dollar may be allowed. However, this revaluation may not occur or may be limited. Consequently, the Chinese Renminbi (Yuan) may not appreciate relative to the U.S. Dollar further during the term of the Notes. If the exchange rate of the Chinese Renminbi (Yuan) remains static, it will limit your potential return on the Notes.

Despite this change in their exchange rate regime, the Chinese government continues to manage the valuation of the Chinese Renminbi (Yuan), and, as currently managed, its price movements may not contribute significantly to either an increase or decrease in the value of the Basket. However, further changes in the Chinese government’s management of the Chinese Renminbi (Yuan) could result in a more significant movement in the U.S. Dollar/Chinese Renminbi (Yuan) exchange rate. Assuming the value of all other Basket Currencies remain constant, a decrease in the value of the Chinese Renminbi (Yuan), whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the Basket.

If the liquidity of the Basket Currencies is limited, the value of the Notes would likely be impaired.

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for each Basket Currency, and therefore, on the return on your Notes. Limited liquidity relating to any Basket Currency may also result in HSBC USA Inc., as Calculation Agent, being unable to determine the Currency Performances, and therefore the Basket Return using its normal means. The resulting discretion by the Calculation Agent in determining the Basket Return could, in turn, result in potential conflicts of interest.

Potential conflicts.

We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Basket and the value of the Notes.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

We have no control over exchange rates.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency

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fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a Note that is linked to an exchange rate.

The payment formula for the Notes will not take into account all developments in the Basket Currencies.

Changes in the Basket Currencies during the term of the Notes before the Final Valuation Date will not be reflected in the calculation of the Payment at Maturity. Generally, the Calculation Agent will calculate the Basket Return by multiplying the Currency Performance for each Basket Currency by its respective weighting and then taking the sum of the weighted Currency Performances, as described above. The Currency Performances will be calculated only as of the Final Valuation Date. As a result, the Basket Return may be less than zero even if the Basket Currencies had moved favorably at certain times during the term of the Notes before moving to unfavorable levels on the Final Valuation Date.

Potentially inconsistent research, opinions, or recommendations by HSBC.

We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Basket Currencies to which the Notes are linked.

Economic and market factors will impact the value of the Notes.

We expect that, generally, the exchange rates for the Basket Currencies on any day will affect the value of the Notes more than any other single factor. However, you should not expect the value of the Notes in the secondary market to vary in proportion to the appreciation or depreciation of the Basket Currencies relative to the U.S. Dollar. The value of the Notes will be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Currencies and the U.S. Dollar, as Reference Currency;

•	the time to maturity of the Notes;

•	the volatility of the exchange rate between each Basket Currency and the U.S. Dollar;

•	interest and yield rates in the market generally and in the markets of the Basket Currencies and the U.S. Dollar;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical performance of the Basket Currencies should not be taken as an indication of the future performance of the Basket Currencies during the term of the Notes.

It is impossible to predict whether any of the Spot Rates for the Basket Currencies will rise or fall. The Basket Currencies will be influenced by complex and interrelated political, economic, financial and other factors.

Market disruptions may adversely affect your return.

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Basket Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Basket Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the Calculation Agent may determine the exchange rate for such date, and such determination may adversely affect the return on your Notes.

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WHAT IS THE PAYMENT AT MATURITY ON THE NOTES ASSUMING A RANGE OF PERFORMANCES FOR THE BASKET?

The table below illustrates the Payment at Maturity for a $1,000 Principal Amount of Notes for a hypothetical range of performances for the Basket Return. The table below reflects the Initial Basket Level of 100.00 and assumes a Digital Coupon Rate of 7.00% (the actual Digital Coupon Rate will be between 7.00% and 10.00% and will be determined on the Pricing Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the Notes are suitable to your investment goals.

Hypothetical Basket Return	Hypothetical Payment at Maturity	Hypothetical Total Return
35.00%	$1,350	35.00%
30.00%	$1,300	30.00%
25.00%	$1,250	25.00%
20.00%	$1,200	20.00%
15.00%	$1,150	15.00%
10.00%	$1,100	10.00%
7.00%	$1,070	7.00%
5.00%	$1,070	7.00%
1.00%	$1,070	7.00%
0.50%	$1,070	7.00%
0.00%	$1,000	0.00%
-1.00%	$990	-1.00%
-2.50%	$975	-2.50%
-5.00%	$950	-5.00%
-10.00%	$950	-5.00%
-20.00%	$950	-5.00%
-30.00%	$950	-5.00%
-40.00%	$950	-5.00%
-50.00%	$950	-5.00%
-60.00%	$950	-5.00%
-70.00%	$950	-5.00%
-80.00%	$950	-5.00%
-90.00%	$950	-5.00%

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HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases by 5% from the Initial Basket Level of 100 to a Final Basket Level of 105.

For example, the BRL increased 15%, the IDR increased 10%, the RUB increased 5%, the INR decreased 5% and the CNY remained constant, resulting in a Basket Return of 5%. Because the Basket Return increased, but not by more than the Digital Coupon Rate, the final Payment at Maturity is equal to $1,070.00 per $1,000 Principal Amount of Notes, representing a total return of 7% on the Notes.

Payment at Maturity per $1,000 Principal Amount of Notes = $1,000 + ($1,000 × Digital Coupon Rate)

$1,000 + ($1,000 × 7%) = $1,070.00

Example 2: The level of the Basket increases by 35% from the Initial Basket Level of 100 to a Final Basket Level of 135.

For example, the BRL and the IDR each increased 40%, the RUB increased 35% and the INR and the CNY each increased 30%, resulting in a Basket Return of 35%. Because the Basket Return increased by more than the Digital Coupon Rate, the final Payment at Maturity is equal to $1,350.00 per $1,000 Principal Amount of Notes, representing a total return of 35% on the Notes.

Payment at Maturity per $1,000 Principal Amount of Notes = $1,000 + ($1,000 × Basket Return)

$1,000 + ($1,000 × 35%) = $1,350.00

Example 3: The level of the Basket decreases by 2.5% from the Initial Basket Level of 100 to a Final Basket Level of 97.5.

For example, the BRL decreased 10%, the RUB decreased 5%, the IDR decreased 2.5%, the INR increased 5% and the CNY remained constant, resulting in a Basket Return of -2.5%.  The final Payment at Maturity is equal to $975.00 per $1,000 Principal Amount of Notes, representing a total return of -2.5% on the Notes.

Payment at Maturity per $1,000 Principal Amount of Notes = $1,000 + ($1,000 × Basket Return)

$1,000 + ($1,000 × -2.5%) = $975.00

Example 4: The level of the Basket decreases by 20% from the Initial Basket Level of 100 to a Final Basket Level of 80.

For example, the BRL decreased 35%, the IDR decreased 25%, the RUB and the INR each decreased 20% and the CNY remained constant, resulting in a Basket Return of -20%.  Because the Basket Return decreased by more than 5%, the final Payment at Maturity is equal to $950.00 per $1,000 Principal Amount of Notes, representing a total return of -5% on the Notes.

Payment at Maturity per $1,000 Principal Amount of Notes = $950.00

Example 5: The level of the Basket remains constant from the Initial Basket Level of 100 to a Final Basket Level of 100.

For example, the BRL decreased 5%, the RUB decreased 2.5%, the IDR increased 4%, the INR increased 3.5% and the CNY remained constant, resulting in a Basket Return of 0%.  Because the Basket Return did not increase, the final Payment at Maturity is equal to $1,000.00 per $1,000 Principal Amount of Notes, representing a total return of 0% on the Notes.

Payment at Maturity per $1,000 Principal Amount of Notes = $1,000.00

USE OF PROCEEDS AND HEDGING

Part of the net proceeds we receive from the sale of the Notes will be used in connection with hedging our obligations under the Notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date and during the term of the Notes (including on the Final Valuation Date) could adversely affect the amount you may receive on the Notes at maturity.

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SPOT RATES

The Spot Rate for the Brazilian Real on each date of calculation will be the U.S. Dollar/Brazilian Real offered rate for U.S. Dollars, expressed as the amount of Brazilian Reals per one U.S. Dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacoes para Contabilidade” or Rates for Accounting Purposes), by approximately 6:00 p.m., Sao Paulo time, on such date of calculation, which appears on Reuters Page "BRFR" or any successor page, on such date of calculation. Four decimal figures shall be used for the determination of such USDBRL exchange rate.

The Spot Rate for the Russian Ruble on each date of calculation will be the U.S. Dollar/Russian Ruble specified rate, expressed as the amount of Russian Rubles per one U.S. Dollar, for settlement in one business day, calculated by the Chicago Mercantile Exchange (“CME”) and as published on CME’s website, which appears on the Reuters Screen EMTA Page or any successor page, at approximately 1:30 p.m., Moscow time, on such date of calculation. The Spot Rate shall be calculated by the CME pursuant to the Chicago Mercantile Exchange/EMTA, Inc. Daily Russian Ruble Per U.S. Dollar Reference Rate Methodology (which means a methodology, effective as of June 16, 2005, as amended from time to time, for a centralized industry-wide survey of financial institutions in Russia that are active participants in the U.S. Dollar/Russian Ruble spot market for the purpose of determining the RUB/CME-EMTA Rate). Four decimal figures shall be used for the determination of such USDRUB exchange rate.

The Spot Rate for the Indian Rupee on each date of calculation will be the U.S. Dollar/Indian Rupee reference rate, expressed as the amount of Indian Rupees per one U.S. Dollar, for settlement in two business days, as reported by the Reserve Bank of India, which appears on the Reuters Screen RBIB Page or any successor page, at approximately 12:30 p.m., Mumbai time, or as soon thereafter as practicable, on such date of calculation. Four decimal figures shall be used for the determination of such USDINR exchange rate.

The Spot Rate for the Indonesian Rupiah on each date of calculation will be the U.S. Dollar/ Indonesian Rupiah exchange rate in the global spot foreign exchange market, expressed as the amount of Indonesian Rupiahs per one U.S. Dollar, as reported by Reuters on Page “ABSIRFIX01” or any successor page, at or after 11:00 a.m., Singapore time, on any relevant date. Four decimal figures shall be used for the determination of such USDIDR exchange rate.

The Spot Rate for the Chinese Renminbi (Yuan) on each date of calculation will be the U.S. Dollar/Chinese Renminbi (Yuan) official fixing rate, expressed as the amount of Chinese Renminbi (Yuan) per one U.S. Dollar, for settlement in two business days, as reported by the People’s Bank of China, Beijing, People’s Republic of China, which appears on Reuters Screen SAEC Page opposite the symbol “USDCNY=” or any successor page, at approximately 9:15 a.m., Beijing time, on such date of calculation. Four decimal figures shall be used for the determination of such USDCNY exchange rate.

If any of the foregoing Spot Rates is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate for such Basket Currency shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner or the Final Valuation Date may be postponed by the Calculation Agent as described below in “Market Disruption Events.”

MARKET DISRUPTION EVENTS

The Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining such value or amount in the ordinary manner on such date, the Calculation Agent may determine such value or amount in good faith and in a commercially reasonable manner on such date or, in the discretion of the Calculation Agent, the Final Valuation Date, and Maturity Date may be postponed for up to five scheduled trading days, each of which may adversely affect the return on your Notes. If the Final Valuation Date has been postponed for five consecutive scheduled trading days, then that fifth scheduled trading day will be the Final Valuation Date and the Calculation Agent will determine the value of such Basket Currency or Basket Currencies using the formula for and method of determining such value which applied just prior to the market disruption event (or in good faith and in a commercially reasonable manner) on such date.

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EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in “Key Terms” in this free writing prospectus.  In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Basket Level (including each Final Spot Rate).  The accelerated Maturity Date will be the third business day following the accelerated Final Valuation Date (including each Final Spot Rate).

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the accompanying prospectus.

HISTORICAL INFORMATION

The following first five graphs below show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (in each case the amount of the applicable Basket Currency that can be exchanged for one U.S. Dollar, which we refer to in this term sheet as the exchange rate) from May 6, 2005 through May 21, 2010. The exchange rates of the Brazilian Real, Russian Ruble, Indian Rupee, Indonesian Rupiah and Chinese Renminbi (Yuan), relative to the U.S. Dollar on May 21, 2010, were 1.8710, 31.1483, 46.9500, 9,336.0000 and 6.8276, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Basket Currencies appreciate in value against the U.S. Dollar.

The last graph below shows the weekly performance of the Basket from May 6, 2005 through May 21, 2010, assuming that the Basket Closing Level on May 6, 2005 was 100, that each Basket Currency had a 1/5 weight in the Basket on that date and that the historical exchange rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing exchange rates and the historical daily Basket performance data in such graph were the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies that would be derived from the applicable Reuters page.

Brazilian Real	Russian Ruble

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Indian Rupee

INR per USD
60.00
50.00
40.00
30.00
20.00
10.00
0.00
May-05
May-06
May-07
May-08
May-09
May-10

Indonesian Rupiah

IDR per USD
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
May-05
May-06
May-07
May-08
May-09
May-10

Chinese Renminbi (Yuan)

CNY per USD
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
May-05
May-06
May-07
May-08
May-09
May-10

Basket

Basket Performace vs USD
20%
15%
10%
5%
0%
-5%
-10%
-15%
May-05
May-06
May-07
May-08
May-09
May-10

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of between 2.00% and 3.00%, or $20.00 and $30.00, per $1,000 Principal Amount of Notes.  HSBC Securities (USA) Inc. may re-allow up to the full amount of the selling concession of 2.00%, or $20.00, per $1,000 Principal Amount of Notes on sales of such Notes by other brokers or dealers and may pay referral fees to other broker-dealers of up to 1.00%, or $10.00, per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution” on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and supersedes it to the extent inconsistent

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therewith.  Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin llp.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes.  We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes.  Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Sidley Austin llp, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments.  Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount (“OID”) in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments”, in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 1.55% per annum (compounded annually).  Further, based upon the method described in the section, “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments” and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,031.35 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2010	$7.86
2011	$15.62
2012	$7.87

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity.  In addition, if a Note has been held until maturity, for purpose of determining the amount realized upon retirement of the Note at maturity, the U.S. holder is generally treated as receiving the projected amount provided by the projected payment schedule.  U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon market conditions on the date the Notes are issued.  U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to:  Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018.  A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes.  However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder’s interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note.  We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.  You should carefully consider the discussion of all potential tax consequences as set forth in “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

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TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, any accompanying prospectus supplement and prospectus.  We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, any accompanying prospectus supplement and prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  This free writing prospectus, any accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted.  You should not, under any circumstances, assume that the information in this free writing prospectus, any accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$   Emerging Currency Basket Performance Notes due June 29, 2012

June 2, 2010

FREE WRITING PROSPECTUS

Free Writing Prospectus
General	FWP-6
Trustee	FWP-6
Selected Purchase Considerations	FWP-6
Selected Risk Considerations	FWP-7
What is the Payment at Maturity on the Notes Assuming a Range of Performances for the Basket?	FWP-11
Hypothetical Examples of Amounts Payable at Maturity	FWP-12
Use of Proceeds and Hedging	FWP-12
Spot Rates	FWP-13
Market Disruption Events	FWP-13
Events of Default and Acceleration	FWP-14
Historical Information	FWP-14
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-15
Certain U.S. Ferderal Income Tax Considerations	FWP-15

Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-16
Description of Notes	S-16
Sponsors or Issuers and Reference Asset	S-37
Use of Proceeds and Hedging	S-37
Certain ERISA	S-38
Certain U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution	S-52

Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59

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